BAKER & MCKENZIE

貝克・麥堅時律師事務所

07027520

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 OCT 23 A 5:17

October 16, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 12, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Very truly yours,

p.p. [signature]

Joyce Ip / Vincent Wang

10/23

Encl.

<u>**Annex 1**</u>

A List of Documents Made Public
in connection with the Listing since our last submission on October 12, 2007:

1. Announcement of Connected Transactions, Acquisition of Equity Interests, Unusual Price and Trading Volume Movements by China Shipping Container Lines Company Limited, released on October 15, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Connected Transaction
Acquisition of Equity Interests
Unusual Price and Trading Volume Movements

The Board is pleased to announce that on 15 October 2007,

(a) the Company entered into: (i) the Agreement with CS Investment, CS Agency and CS (Hainan) Logistics to acquire their respective entire 10%, 20% and 30% equity interests in CS (Hainan); and (ii) the Seven Agreements with CS Investment to acquire its respective entire 10% equity interests in CS (Xiamen), CS (Dalian), CS (Guangzhou), CS (Qingdao), CS (Shanghai), CS (Shenzhen) and CS (Tianjin); and

(b) CS (Hainan), a subsidiary of the Company, entered into the Haikou Agreement with CS Agency to acquire its entire 10% equity interest in CS (Haikou).

The aggregate consideration payable for the said acquisitions under the Agreement, the Seven Agreements and the Haikou Agreement is RMB41,396,130 (equivalent to approximately HK$41,396,130). Upon the completion of each of the Agreement, the Seven Agreements and the Haikou Agreement, the relevant Target concerned will become a wholly-owned subsidiary of the Company or CS (Hainan), as the case may be.

China Shipping is the Company's controlling shareholder, and CS Investment, CS Agency and CS (Hainan) Logistics are all wholly-owned subsidiaries of China Shipping, hence the Agreements, the Seven Agreements and the Haikou Agreement constitute connected transactions of the Company under the Listing Rules. However, the aggregate consideration payable for all of the above acquisitions does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement, the Seven Agreements and the Haikou Agreement are therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but are still subject to the relevant disclosure and reporting requirements.

The Board noted the increase in price and trading volume of the Company's H shares today. Save for the connected transaction disclosed in this announcement, the Board confirms that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules. Neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

A. ACQUISITION OF EQUITY INTERESTS UNDER EACH OF THE AGREEMENT, THE SEVEN AGREEMENTS AND THE HAIKOU AGREEMENT

1. Date: 15 October 2007.

2. Parties:

Purchaser:
(i) the Company under each of the Agreement and the Seven Agreements; and
(ii) CS (Hainan) under the Haikou Agreement.

Vendor(s):
(i) CS Investment, CS Agency and CS (Hainan) Logistics, under the Agreement;
(ii) CS Investment under each of the Seven Agreements; and
(iii) CS Agency under the Haikou Agreement.

3. Equity Interests to be Acquired:

(a) Subject to the satisfaction of the respective condition precedents under each of the Agreement and the Seven Agreements, the Company will separately acquire:

(i) the 10%, 20% and 30% equity interests in CS (Hainan) from CS Investment, CS Agency and CS (Hainan) Logistics respectively under the Agreement; and

(ii) the respective 10% equity interests in CS (Xiamen), CS (Dalian), CS (Guangzhou), CS (Qingdao), CS (Shanghai), CS (Shenzhen) and CS (Tianjin) from CS Investment under each of the Seven Agreements.

(b) Subject to the satisfaction of the condition precedents under the Haikou Agreement, CS (Hainan) will acquire 10% equity interest in CS (Haikou) from CS Agency under the Haikou Agreement.

4. Consideration:

Pursuant to each of the Agreement, the Seven Agreements and the Haikou Agreement, the respective cash consideration for the equity interests to be acquired by the Company or CS (Hainan) is set out in Table A below and is payable in full by the Company or CS (Hainan) to the bank accounts designated by the relevant vendors within 10 days after the completion of each of the Agreement, the Seven Agreements and the Haikou Agreement. The aggregate consideration payable for the said acquisitions under the Agreement, the Seven Agreements and the Haikou Agreement is RMB41,396,130 (equivalent to approximately HK$41,396,130).

Each of the Agreement, the Seven Agreements and the Haikou Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration under each of the Agreement, the Seven Agreements and the Haikou Agreement was determined based on the appraised value of the respective Target concerned for the year ended 31 December 2006 as set out in the relevant asset valuation reports prepared by an independent and duly qualified PRC valuer appointed by the respective vendor, and the said consideration will be funded from the internal resources of the Company and CS (Hainan).

Table A:

Targets	Consideration for acquisition of the respective equity interests in each Target	Appraised value of each Target attributable to the respective equity interests to be acquired in such Target	Audited net profits before taxation and extraordinary items in each Target attributable to the respective equity interests to be acquired in such Target		Audited net profits after taxation and extraordinary items in each Target attributable to the respective equity interests to be acquired in such Target	
			For the financial year ended 31 December 2005	*For the financial year ended 31 December 2006*	*For the financial year ended 31 December 2005*	*For the financial year ended 31 December 2006*
CS (Hainan)	RMB14,304,060 (equivalent to approximately HK$14,304,060)	RMB14,304,060 (equivalent to approximately HK$14,304,060)	RMB828,677.856 (equivalent to approximately HK$828,677.856)	RMB1,495,635.966 (equivalent to approximately HK$1,495,635.966)	RMB583,825.362 (equivalent to approximately HK$583,825.362)	RMB1,139,273.142 (equivalent to approximately HK$1,139,273.142)
CS (Xiamen)	RMB1,993,500 (equivalent to approximately HK$1,993,500)	RMB1,993,500 (equivalent to approximately HK$1,993,500)	RMB296,148.158 (equivalent to approximately HK$296,148.158)	RMB522,292.261 (equivalent to approximately HK$522,292.261)	RMB338,809.019 (equivalent to approximately HK$338,809.019)	RMB420,647.955 (equivalent to approximately HK$420,647.955)
CS (Dalian)	RMB1,959,810 (equivalent to approximately HK$1,959,810)	RMB1,959,810 (equivalent to approximately HK$1,959,810)	RMB212,183.849 (equivalent to approximately HK$212,183.849)	RMB347,666.289 (equivalent to approximately HK$347,666.289)	RMB12,605.862 (equivalent to approximately HK$12,605.862)	RMB110,910.9 (equivalent to approximately HK$110,910.9)
CS (Guangzhou)	RMB878,630 (equivalent to approximately HK$878,630)	RMB878,630 (equivalent to approximately HK$878,630)	RMB820,116.165 (equivalent to approximately HK$820,116.165)	RMB133,646.381 (equivalent to approximately HK$133,646.381)	RMB842,448.11 (equivalent to approximately HK$842,448.11)	RMB38,024.098 (equivalent to approximately HK$38,024.098)
CS (Qingdao)	RMB1,904,390 (equivalent to approximately HK$1,904,390)	RMB1,904,390 (equivalent to approximately HK$1,904,390)	RMB317,217.196 (equivalent to approximately HK$317,217.196)	RMB129,733.054 (equivalent to approximately HK$129,733.054)	RM353,382.942 (equivalent to approximately HK$353,382.942)	RMB36,388.934 (equivalent to approximately HK$36,388.934)
CS (Shanghai)	RMB14,552,940 (equivalent to approximately HK$14,552,940)	RMB14,552,940 (equivalent to approximately HK$14,552,940)	RMB1,265,916.602 (equivalent to approximately HK$1,265,916.602)	RMB1,469,140.758 (equivalent to approximately HK$1,469,140.758)	RMB505,069.586 (equivalent to approximately HK$505,069.586)	RMB644,779.367 (equivalent to approximately HK$644,779.367)
CS (Shenzhen)	RMB2,893,350 (equivalent to approximately HK$2,893,350)	RMB2,893,350 (equivalent to approximately HK$2,893,350)	RMB153,743.18 (equivalent to approximately HK$153,743.18)	RMB58,950.453 (equivalent to approximately HK$58,950.453)	RMB66,238.506 (equivalent to approximately HK$66,238.506)	RMB22,169.165 (equivalent to approximately HK$22,169.165)

Targets	Consideration for acquisition of the respective equity interests in each Target	Appraised value of each Target attributable to the respective equity interests to be acquired in such Target	Audited net profits before taxation and extraordinary items in each Target attributable to the respective equity interests to be acquired in such Target		Audited net profits after taxation and extraordinary items in each Target attributable to the respective equity interests to be acquired in such Target	
			For the financial year ended 31 December 2005	*For the financial year ended 31 December 2006*	*For the financial year ended 31 December 2005*	*For the financial year ended 31 December 2006*
CS (Tianjin)	RMB2,105,270 (equivalent to approximately HK$2,105,270)	RMB2,105,270 (equivalent to approximately HK$2,105,270)	RMB205,249,987 (equivalent to approximately HK$205,249,987)	RMB820,087,431 (equivalent to approximately HK$820,087,431)	RMB94,883,061 (equivalent to approximately HK$94,883,061)	RMB472,877,043 (equivalent to approximately HK$472,877,043)
CS (Haikou)	RMB804,180 (equivalent to approximately HK$804,180)	RMB804,180 (equivalent to approximately HK$804,180)	RMB82,002,511 (equivalent to approximately HK$82,002,511)	RMB80,524,940 (equivalent to approximately HK$80,524,940)	RMB67,071,873 (equivalent to approximately HK$67,071,873)	RMB61,614,329 (equivalent to approximately HK$61,614,329)

5. Completion:

Each of the Agreement, the Seven Agreements and the Haikou Agreement shall be respectively completed upon satisfaction of the following condition precedents:

(i) the respective parties having duly signed the Agreement, the Seven Agreements and the Haikou Agreement, as the case may be;

(ii) SASAC having duly approved the transfer of the relevant equity interests; and

(iii) the Company or CS (Hainan) having duly approved the transfer of the relevant equity interests.

Upon the completion of each of the Agreement, the Seven Agreements and the Haikou Agreement, the respective Target concerned under the said agreements will become a wholly-owned subsidiary of the Company or CS (Hainan), as the case may be.

B. REASONS FOR AND BENEFITS OF THE ACQUISITIONS

The reasons for and benefits of the acquisitions are to streamline the shareholding structure, strengthen the management, unify the operation, coordinate the development and regulate the operation of the Targets and reduce connected transactions.

C. GENERAL INFORMATION

1. Principal Business Activities

(a) The Group

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(b) CS Investment

CS Investment is an investment holding company.

(c) CS Agency

CS Agency is principally engaged in providing agency services for marine transportation.

(d) CS (Hainan) Logistics

CS (Hainan) Logistics is principally engaged in providing comprehensive logistics services.

(e) Targets

All the Targets are principally engaged in providing agency services for domestic and international trade lanes.

2. Implications under the Listing Rules

Each of CS Investment, CS Agency and CS (Hainan) Logistics is a wholly-owned subsidiary of China Shipping, hence they are all connected persons (as defined under the Listing Rules) of the Company, and the Agreements, the Seven Agreements and the Haikou Agreement constitute connected transactions of the Company under the Listing Rules. However, the aggregate consideration payable for all of the above acquisitions does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement , the Seven Agreements and the Haikou Agreement are therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but are still subject to the relevant disclosure and reporting requirements.

The Board noted the increase in price and trading volume of the Company's H shares today. Save for the connected transaction disclosed in this announcement, the Board confirms that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules. Neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

The Board (including the independent non-executive Directors) believes that the terms of the transactions contemplated under each of the Agreement, the Seven Agreements and the Haikou Agreement (including the consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

D. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement"	the share transfer agreement dated 15 October 2007 entered into between the Company, CS Investment, CS Agency and CS (Hainan) Logistics, pursuant to which CS Investment, CS Agency and CS (Hainan) Logistics agreed to sell their respective entire 10%, 20% and 30% equity interests in CS (Hainan) to the Company
"Board"	the board of Directors
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having a 59.87% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H Shares are listed on the Stock Exchange
"CS Agency"	China Shipping Agency Co., Ltd. (中海船務代理有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping
"CS (Dalian)"	China Shipping Container Lines Dalian Co., Ltd. (中海集裝箱運輸大連有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"CS (Guangzhou)"	China Shipping Container Lines Guangzhou Co., Ltd. (中海集裝箱運輸廣州有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"CS (Haikou)"	China Shipping Container Lines (Haikou) Company Limited (海口中海集裝箱運輸有限公司), a limited liability company incorporated in the PRC owned as to 90% by CS (Hainan) with the remaining 10% by CS Agency
"CS (Hainan)"	China Shipping Container Lines Hainan Company Limited (中海集裝箱運輸海南有限公司), a limited liability company incorporated in the PRC owned as to 40% by the Company, 30% by CS (Hainan) Logistics, 20% by CS Agency and 10% by CS Investment
"CS (Hainan) Logistics"	China Shipping Logistics (Hainan) Co. Ltd., (中海海南物流有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping

"CS Investment"	China Shipping Investment Co., Ltd. (中海集團投資有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping
"CS (Qingdao)"	China Shipping Container Lines Qingdao Company Limited (中海集裝箱運輸青島有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"CS (Shanghai)"	China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"CS (Shenzhen)"	China Shipping Container Lines Shenzhen Co., Ltd. (中海集裝箱運輸深圳有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"CS (Tianjin)"	China Shipping Container Lines Tianjin Company Limited (中海集裝箱運輸天津有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"CS (Xiamen)"	China Shipping Container Lines Xiamen Co., Ltd. (中海集裝箱運輸廈門有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS Investment
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Haikou Agreement"	the share transfer agreement entered into between the CS Agency and CS (Hainan) on 15 October 2007, pursuant to which CS Agency agreed to sell its entire 10% equity interests in CS (Haikou) to CS (Hainan)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council

"Seven Agreements"	seven share transfer agreements entered into between the Company and CS Investment on 15 October 2007 pursuant to which CS Investment agreed to sell its entire 10% equity interests in each of CS (Xiamen), CS (Dalian), CS (Guangzhou), CS (Qingdao), CS (Shanghai), CS (Shenzhen) and CS (Tianjin) to the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target"	a company whose equity interests are to be acquired by the Company or CS (Hainan) under the Agreement, any of the Seven Agreements or the Haikou Agreement

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
15 October 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.00.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END